SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

28 September, 2015

PUBLICATION OF CIRCULAR AND NOTICE OF EXTRAORDINARY GENERAL MEETING IN RESPECT OF PROPOSED RETURN OF CASH

Ryanair, Europe's favourite airline, advises that it has today issued a Circular to Shareholders containing details of the proposed return to Shareholders of approximately €398 million, comprising the gross proceeds from the sale of its shares in Aer Lingus.  The Circular includes notice of an Extraordinary General Meeting (to be held in Dublin on 22 October, 2015) at which the Resolutions necessary for the implementation of the Return of Cash will be considered and voted on.

The Return of Cash amounts to €0.2942 per Existing Ordinary Share and is being effected by means of a B Share scheme. This gives Shareholders (other than Restricted Shareholders and ADS Holders who will (subject to the passing of the Resolutions) receive the B Share Dividend) a choice as to the form in which they receive their proceeds from the Return of Cash - redemption proceeds (the Redemption Option) or dividend income (the B Share Dividend). Shareholders who are eligible to make an election but fail to do so will be deemed to have elected for the Redemption Option.

In order to try to maintain (subject to market fluctuations) the market price for Ordinary Shares at approximately the same level as immediately prior to the implementation of the Return of Cash, a Capital Reorganisation, entailing a Share Consolidation on the basis of 39 New Ordinary Shares for every 40 Existing Ordinary Shares, is also being proposed.

Further details of the Return of Cash and Capital Reorganisation is contained in the Circular.

Document Availability
Copies of the Circular and other documentation being issued in connection with the Return of Cash and Capital Reorganisation will be available on the Ryanair website at http://investor.ryanair.com/. Shareholder documentation has also been submitted to the Irish Stock Exchange and the UK National Storage Mechanism. These documents will therefore be available for inspection at http://www.morningstar.co.uk/uk/NSM and at the following address:

Companies Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

Expected Timetable
The expected timetable of events in respect of the Extraordinary General Meeting, the Return of Cash and the Capital Reorganisation for Shareholders (excluding ADS Holders) and for ADS Holders is set out below.

These dates are given on the basis of the Board's current expectations and are subject to change. If any of the times or dates should change, the Company will give notice of the change by issuing an announcement by way of Regulatory Information Service. Details of any such revised times and/or dates will also be available on the Investor Relations section of the Company's website, http://investor.ryanair.com/.

TIMETABLE FOR SHAREHOLDERS (EXCLUDING ADS HOLDERS)

Event	Time and/or date (all references to time in this section are to Dublin time)
Date of issue of the Circular	28 September, 2015
Latest time and date for receipt of Form of Proxy for Extraordinary General Meeting	8.30 a.m. on 20 October, 2015
Entitlement to speak and vote at the Extraordinary General Meeting set by reference to the register of members of the Company	6.00 p.m. on 20 October, 2015
Extraordinary General Meeting	8.30 a.m. on 22 October, 2015
Latest time and date for dealings in Existing Ordinary Shares. Share register of Existing Ordinary Shares closed and Existing Ordinary Shares disabled	4.30 p.m. on 27 October, 2015
Capital Reorganisation Record Date	6.00 p.m. on 27 October, 2015
Ex-date in respect of the Capital Reorganisation	28 October, 2015
Admission of New Ordinary Shares to the Official Lists and to trading on the Irish Stock Exchange and London Stock Exchange's main markets for listed securities (Listing)	8.00 a.m. on 28 October, 2015
Dealings in New Ordinary Shares commence. New Ordinary Shares entered into CREST and CREST accounts credited with 'Interim CREST entitlements' in respect of B Shares	8.00 a.m. (or as soon as possible thereafter) on 28 October, 2015
Latest time and date for receipt of Forms of Election and USE Instructions in relation to the B Share Choices	1.00 p.m. on 5 November, 2015
Redemption of B Shares pursuant to the Redemption Option	6.00 p.m. on 5 November, 2015
B Share Dividend Record Time	6.00 p.m. on 5 November, 2015
B Share Dividend declared and becomes payable	6.00 p.m. on 5 November, 2015
B Shares automatically convert into Deferred Shares	6.00 p.m. on 5 November 2015
Despatch of New Ordinary Share certificates
Despatch of cheques in respect of the B Shares redeemed under the Redemption Option
Despatch of cheques in respect of the B Share Dividend
Despatch of cheques in respect of the sale of fractional entitlements
By 16 November, 2015

Notes:

(1)    All events in the above timetable following the Extraordinary General Meeting are conditional upon approval by Shareholders of the Resolutions at the Extraordinary General Meeting. All events in the above timetable following Listing are conditional upon Listing becoming effective.

(2) All references to time in this announcement are to time in Dublin, save where otherwise stated.

TIMETABLE FOR ADS HOLDERS

Event	Time and/or date (save for the time of the EGM, all references to time in this section are to New York time)
Latest time and date for receipt of ADS Voting Card for Extraordinary General Meeting Extraordinary General Meeting	3.00 p.m. on 16 October, 2015
Extraordinary General Meeting	8.30 a.m. on 22 October, 2015
Latest time and date for dealing in Existing ADSs	4.00 p.m. on 27 October, 2015
ADS Record Date for the ADS consolidation and entitlement to New ADSs and the B Share Dividend	5.00 p.m. on 27 October, 2015
Ex-date in respect of the ADS consolidation and entitlement to New ADSs and the B Share Dividend	28 October, 2015*
ADS Effective Date for ADS consolidation	28 October, 2015
Entitlements to New ADSs credited to DTC. Dealings commence in New ADSs	9.30 a.m. on 28 October, 2015
Payment of net B Share Dividend to ADS Holders	On or about 27 November, 2015

*This represents an update on the date of 23 October, 2015 included for this purpose in the Circular as, subsequent to the Latest Practicable Date for the purposes of the Circular, NASDAQ advised they would adopt the same ex-entitlement date in respect of the ADSs as was adopted by the ISE and the LSE (being 28 October, 2015).

Notes:

(1) The B Share Dividend will be paid to ADS holders net of the Depositary's fee of US$0.02 per Existing ADS and any applicable expenses and taxes.

Defined terms used in this announcement have the same meaning as in the Circular issued by the Company dated  28 September, 2015.

ENDS

For further information
please contact:           Robin Kiely                            Joe Carmody
                                   Ryanair Ltd                          Edelman Ireland
                                   Tel: +353-1-9451949             Tel: +353-1-6789 333
                                   press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 September 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary